82-7040

CONSOLIDATED MERCANTILE

INCORPORATED





9/9

INTERIM REPORT

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited)

	June 30 2003	December 31 2002
ASSETS		
CURRENT		
Cash and short-term investments	$ 901,986	$ 5,685,261
Accounts and notes receivable	34,004,703	30,224,885
Due from joint venture	1,080,659	491,420
Income taxes receivable	301,356	737,646
Inventories	30,425,134	24,533,043
Prepaid expenses	1,796,418	1,033,661
Future income taxes	1,256,745	1,380,655
	69,767,001	64,086,571
INVESTMENTS	499,563	493,964
PROPERTY, PLANT AND EQUIPMENT	52,614,462	54,045,508
FUTURE INCOME TAXES	1,022,157	1,055,722
INTANGIBLE AND OTHER ASSETS	3,555,654	3,659,934
	$ 127,458,837	$ 123,341,699
LIABILITIES		
CURRENT		
Bank indebtedness	$ 16,165,759	$ 2,721,360
Accounts payable and accruals	30,283,480	29,572,282
Income taxes payable	1,182,903	4,589,704
Current portion of long-term debt	6,331,392	5,206,779
	53,963,534	42,090,125
LONG-TERM DEBT	24,654,596	30,493,061
NON-CONTROLLING INTEREST	23,837,422	24,975,449
FUTURE INCOME TAXES	4,193,936	4,592,548
	106,649,488	102,151,183
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,597,658	2,362,086
CONTRIBUTED SURPLUS	59,411	59,411
TRANSLATION ADJUSTMENT	(550,294)	561,559
RETAINED EARNINGS	18,702,574	18,207,460
	20,809,349	21,190,516
	$ 127,458,837	$ 123,341,699

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(Unaudited)

	Six months ended June 30		Three months ended June 30	
	2003	2002	2003	2002
SALES	$ 110,062,735	$ 112,688,421	$ 59,286,224	$ 60,090,001
COST OF SALES	82,854,749	84,777,587	44,387,207	44,703,531
	27,207,986	27,910,834	14,899,017	15,386,470
OTHER INCOME				
Interest income	34,123	12,529	26,288	3,422
EXPENSES				
Selling and administrative	18,351,809	18,308,620	9,137,012	9,461,924
EARNINGS FROM OPERATIONS	8,890,300	9,614,743	5,788,293	5,927,968
Amortization	4,526,902	4,442,765	2,208,342	2,236,875
Interest on long-term debt	778,701	948,149	396,785	410,273
Loss on extinguishment of long-term debt	-	432,140	-	432,140
	5,305,603	5,823,054	2,605,127	3,079,288
EARNINGS BEFORE INCOME TAXES AND UNDERNOTED ITEMS	3,584,697	3,791,689	3,183,166	2,848,680
Income taxes	1,517,810	1,632,021	1,327,369	1,267,033
EARNINGS BEFORE UNDERNOTED ITEMS	2,066,887	2,159,668	1,855,797	1,581,647
Non-controlling interest	(1,131,161)	(1,420,485)	(1,048,303)	(1,108,088)
Equity in earnings of investee	5,599	14,630	2,781	730
Loss on disposal of investment	-	(62,182)	-	-
	(1,125,562)	(1,468,037)	(1,045,522)	(1,107,358)
NET EARNINGS FOR THE PERIOD	941,325	691,631	810,275	474,289
RETAINED EARNINGS, beginning of period	18,207,460	15,354,142	18,338,510	15,571,484
Excess of cost of shares purchased for cancellation over stated value	(446,211)	-	(446,211)	-
RETAINED EARNINGS, END OF PERIOD	$ 18,702,574	$ 16,045,773	$ 18,702,574	$ 16,045,773
EARNINGS PER SHARE				
Basic	$ 0.18	$ 0.13	$ 0.16	$ 0.09
Fully diluted	$ 0.17	$ 0.12	$ 0.15	$ 0.08
Weighted average number of common shares				
Basic	4,863,203	4,863,810	4,862,602	4,863,810
Fully diluted	5,267,775	5,219,044	5,193,809	5,230,381

Notes to Interim Financial Statements

Results of operations were impacted by the expected seasonlity of certain of the products sold.

The Company filed Articles of Amendment on June 30, 2003 subdividing its issued common shares on the basis of 1.75 new common shares for each old common share.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2002.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Six months ended June 30		Three months ended June 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net earnings for the period	$ 941,325	$ 691,631	$ 810,275	$ 474,289
Amortization	4,526,902	4,442,765	2,208,342	2,236,875
Future income taxes	(39,100)	(137,000)	(29,000)	(118,000)
Non-controlling interest	1,131,161	1,420,485	1,048,303	1,108,088
Equity in earnings of investee	(5,599)	(14,630)	(2,781)	(730)
Loss on disposal of investment	-	62,182	-	-
	6,554,689	6,465,433	4,035,139	3,700,522
Change in non-cash components of working capital	(12,693,972)	369,986	(9,653,171)	(8,174,564)
	(6,139,283)	6,835,419	(5,618,032)	(4,474,042)
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness	13,914,271	(514,131)	11,289,642	8,623,803
Issuance of common shares	262,500	-	262,500	-
Issuance of shares by consolidated subsidiary	6,000	-	-	-
Purchase of common shares for cancellation	(473,139)	-	(473,139)	-
Purchase of shares of consolidated subsidiary	-	(472,761)	-	(472,761)
Purchase of shares by consolidated subsidiary for cancellation	(994,800)	(101,000)	-	-
Proceeds from long-term debt	250,000	135,000	250,000	135,000
Repayment of long-term debt	(2,268,803)	(4,380,340)	(1,177,538)	(2,868,171)
	10,696,029	(5,333,232)	10,151,465	5,417,871
INVESTING ACTIVITIES				
Purchase of and deposits on fixed assets	(6,512,852)	(2,948,287)	(3,517,397)	(1,258,347)
Due from joint venture	(589,239)	-	(71,570)	-
	(7,102,091)	(2,948,287)	(3,588,967)	(1,258,347)
Effect of foreign currency translation on cash balances	(2,237,930)	(183,019)	(1,715,510)	(470,193)
CHANGE IN CASH POSITION	(4,783,275)	(1,629,119)	(771,044)	(784,711)
Cash postion at beginning of period	5,685,261	2,249,759	1,673,030	1,405,351
CASH POSITION AT END OF PERIOD	$ 901,986	$ 620,640	$ 901,986	$ 620,640
Supplemental cash flow information:				
Income taxes paid	$ 4,614,620	$ 1,457,590	$ 383,433	$ 265,669
Interest paid, net	$ 922,929	$ 1,279,316	$ 602,770	$ 660,328

Segmented information
(in thousands of dollars)

		Six months ended June 30		Three months ended June 30	
		2003	2002	2003	2002
Net sales	Packaging Products	$ 64,981	$ 64,220	$ 32,837	$ 32,414
	Pool Products	19,734	20,538	13,846	14,343
	Furniture	25,348	27,930	12,603	13,333
		$ 110,063	$ 112,688	$ 59,286	$ 60,090
Operating profit	Packaging Products	$ 11,308	$ 10,971	$ 5,717	$ 5,017
	Pool Products	1,371	1,305	2,047	1,889
	Furniture	578	1,418	307	441
		$ 13,257	$ 13,694	$ 8,071	$ 7,347
Capital expenditures	Packaging Products	$ 5,105	$ 1,865	$ 2,659	$ 808
	Pool Products	490	424	357	112
	Furniture	493	332	393	72
	Corporate	424	327	108	266
		$ 6,512	$ 2,948	$ 3,517	$ 1,258
Identifiable assets	Packaging Products	$ 73,276	$ 68,139		
	Pool Products	27,969	34,409		
	Furniture	14,969	13,093		
	Corporate	11,245	7,507		
		$ 127,459	$ 123,148		

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales. Sales were $110.1 million for the first six months of 2003, a decrease of 2.3% as compared to $112.7 million for the comparable 2002 period. The Company continues to achieve improvement in sales at its packaging and specialty cover units. These increases were offset by a decrease in furniture sales as a result of the current economic environment for retailers.

Gross Margins. Gross margin for the first six months of 2003 decreased slightly to 24.7% compared with 24.8% for the comparable 2002 period.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales increased to 16.7% as compared to 16.2% for 2002 due to higher utility and plant expansion costs. The Company has added manufacturing space and hired additional support personnel in anticipation of higher volumes.

Other Expenses. The Company incurred $5.3 million of other expenses for the first six months of 2003 compared with $5.8 million for the first six months of 2002. The decrease was due to a reduction in interest on long-term debt during the first six months of 2003 and the inclusion in 2002 of a non-recurring loss on extinguishment of long-term debt.

Income Tax Provision. The effective tax rate was 42.3% for the first six months of 2003 compared to 43.0% for the comparable period in 2002. The main difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to differing tax rates in foreign countries, valuation allowance and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $941,325 for the first six months of 2003 compared with net earnings of $691,631 for the first six months in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

The Company's working capital amounted to $15.8 million at June 30, 2003 compared to $22.0 million at December 31, 2002. The ratio of current assets to current liabilities was 1.29:1 at June 30, 2003 and 1.52:1 at December 31, 2002. The Company's cash on hand was $0.9 million at June 30, 2003 as compared to $5.7 million at December 31, 2002. Working capital was impacted by the May 2003 acquisition by the Company's Pool Products Group of the swimming pool assets of Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pool trade names and other brand names as well as the related accounts receivable, inventory, land and building together with a license to use the Jacuzzi trademark on certain products. The purchase price was financed through operating lines of credit and the issuance of a convertible note to the seller. Over the next four months it is expected that these assets will be converted into cash and will pay down the majority of the line of credit used for the purchase. This acquisition is expected to be accretive to earnings, expanding the Pool Group's sales base and product lines.

At June 30, 2003, the Company's Packaging and Speciality Cover Unit had unused available borrowing capacity under its banking facility of approximately U.S. $6.7 million and the Furniture Unit had approximately $6.3 million.

During the first six months of 2003, the Company invested approximately $6.5 million in new property, plant and equipment. Cash provided by operations before changes in working capital increased to $6.6 million from $6.5 million in 2002.